Exhibit 99.2

Cavium Completes Acquisition of QLogic

San Jose, CA, August 16, 2016 – Cavium, Inc. (NASDAQ: CAVM) (“Cavium”), a leading provider of semiconductor products that enable intelligent processing for enterprise, data center, cloud, wired and wireless networking, today announced that Cavium had completed its acquisition of QLogic Corp. (NASDAQ: QLGC) (“QLogic”), a leading supplier of high performance networking infrastructure solutions.

After the successful completion of an exchange offer for all outstanding shares of QLogic, a wholly owned subsidiary of Cavium has been merged with QLogic, with QLogic as the surviving corporation and becoming a wholly owned subsidiary of Cavium. At the effective time of the merger, each outstanding share of QLogic common stock (other than shares directly owned by QLogic and its subsidiaries, or Cavium and its subsidiaries) was converted into the right to receive $11.00 per share in cash and 0.098 shares of Cavium common stock, without interest and less any applicable withholding taxes, which is the same price that was paid in the exchange offer. Under Section 251(h) of the General Corporation Law of the State of Delaware, no vote of QLogic’s stockholders was required to consummate the merger. QLogic shares will cease to be traded on the NASDAQ Global Select Market.

About Cavium

Cavium is a leading provider of highly integrated semiconductor products that enable intelligent processing in enterprise, data center, cloud, wired and wireless service provider applications. Cavium offers a broad portfolio of integrated, software compatible processors ranging in performance up to 100 Gbps that enable secure, intelligent functionality in enterprise, data center, broadband and access & service provider equipment. Cavium’s processors are supported by ecosystem partners that provide operating systems, tool support, reference designs and other services. Cavium’s principal offices are in San Jose, California with design team locations in California, Massachusetts, India, and China. For more information, please visit: http://www.Cavium.com.

Cavium Contact

Angel Atondo

Sr. Marketing Communications Manager

Telephone: +1 408-943-7417

Email: angel.atondo@cavium.com

####

All rights reserved. © Cavium, Inc. 2016.